

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 28, 2011

Via Facsimile
Thomas Stevenson
Chief Financial Officer
Peoples Bancorp, Inc.
P.O. Box 210, 100 Spring Avenue
Chestertown, Maryland 21620

> **Re:** **Peoples Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 11, 2011**
> **File No. 000-24169**

Dear Mr. Stevenson:

We have reviewed your supplemental response dated September 29, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

Note 1. Summary of Significant Accounting Policies

Loans and Allowance for Loan Losses, page 42

1. We note your response to comment 1 in your letter dated September 29, 2011. Please revise future filings to disclose if you record partial charge-off's.

June 30, 2011 Form 10-Q

Note 4. Loans and Allowance for Loan Losses, page 12

2. We note your response to comment 5 in your letter dated September 29, 2011. ASC 310-10-50-11B(h) requires you to disclose your recorded investment in financing receivables for each portfolio segment by impairment method. Your disclosure should provide the recorded investment for loans collectively evaluated and individually evaluated for impairment by portfolio segment. This information can be disclosed in the roll forward of the allowance for loan loss table included on page 12 of your June 30, 2011 Form 10-Q. Please refer to the example disclosure in ASC 310-10-55-7 for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies, page 24

3. We note your response to comment 7 in your letter dated September 29, 2011. It does not appear that you addressed bullet points b and c of our comment in your proposed disclosure. Please revise future filings to provide this requested information.

Loan Quality, page 29

4. We note your response to comment 8 in your letter dated September 29, 2011. Please revise your disclosure in future filings to:

   a. Clearly state if you have a policy to obtain updated appraisals on an annual basis;

   b. Clarify if you measure impairment for potential future losses or only incurred losses; and

   c. Clearly explain how you determine if collateral values are sufficient at each quarter end. We note your disclosure only indicates that you monitor collateral values on at least an annual basis.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief